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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
         Initial Filing on Form 13D (Amendment to filing on Form 13G)*


                            AMES DEPARTMENT STORES
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  030789507
--------------------------------------------------------------------------------
                                (CUSIP Number)

                         DDJ CAPITAL MANAGEMENT, LLC
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  March 1, 1996
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Continued on following page(s))

CUSIP NO.  030789507                13D

     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                        DDJ CAPITAL MANAGEMENT, LLC
                                                           Tax ID: 04-3300754

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                   (a)  [ ]
                                                                                                                   (b)  [x]
     3      SEC USE ONLY



     4      SOURCE OF FUNDS*
                                                                    PF

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                        [ ]
     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                        COMMONWEALTH OF MASSACHUSETTS

         NUMBER OF            7      SOLE VOTING POWER
          SHARES                        1,231,200
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY                       NONE
           EACH               9      SOLE DISPOSITIVE POWER
         REPORTING                      1,231,200
          PERSON
           WITH               10     SHARED DISPOSITIVE POWER
                                        NONE

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,231,200

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                        [ ]
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               6.12%

    14      TYPE OF REPORTING PERSON*

                                                                 00

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

ITEM 1.  SECURITY AND ISSUER.

                 This statement relates to shares of the common stock, $0.01 par value (the "Shares") of Ames Department Stores, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2418 Main Street, Rocky Hill, CT 06067.

ITEM 2.  IDENTITY AND BACKGROUND.

                 This statement is being filed by DDJ Capital Management, LLC, a Massachusetts limited liability company ("DDJ"). On March 1, 1996, the affiliates of DDJ named below (the "DDJ Affiliates") purchased from subsidiaries of FMR Corp., a Massachusetts corporation, their interests as general partners and investment managers of two Funds, Fidelity Copernicus Fund, L.P. and Fidelity Galileo Fund, L.P., the names of which were then changed to The Copernicus Fund, L.P., and The Galileo Fund, L.P. (jointly the "Funds"). DDJ is an investment adviser exempt from registration under the Investment Advisers Act of 1940 by reason of Section 203(b)(3) thereof. The principal offices of DDJ and of each of the DDJ Affiliates are located at 141 Linden Street, Suite 4, Wellesley, Massachusetts 02181.

                 The following information relates to the DDJ Affiliates: DDJ Copernicus, LLC is the general partner of, and DDJ Copernicus Management, LLC is the investment manager for, The Copernicus Fund, L.P. DDJ Galileo, LLC is the general partner of, and DDJ Galileo Management, LLC is the investment manager for, The Galileo Fund, L.P. Each of the DDJ Affiliates is a Massachusetts limited liability company.

                 The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and members of DDJ and each of the DDJ Affiliates are set forth in Schedule A hereto.

                 Within the past five years, none of the persons named in this
Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

                 The Shares to which this statement relates are owned directly or indirectly by one or both of the Funds.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 This filing is being made to reflect the purchase by DDJ and the DDJ Affiliates of the interest of subsidiaries of FMR as general partner and investment manager of the Funds and, except with respect to trades within the last 60 days, not due to any acquisition by the Funds of Common Stock of the Company which was previously reported by FMR on a Schedule 13D dated
July 10, 1995.  The following information is derived from that filing.

                 The Funds which own or owned Shares purchased in the aggregate 1,231,200 Shares for cash in the amount of approximately $1,492,414, including brokerage commissions. All of the 558,100 Shares of common stock owned by one Fund were purchased on margin pursuant to a typical customer margin agreement with Bear, Stearns & Co. and all of the 673,100 Shares owned by the other Fund were purchased on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co. The attached Schedule B sets forth Shares purchased and/or sold by the Funds since December 30, 1995.

ITEM 4.  PURPOSE OF TRANSACTION.

                 The Shares were purchased in order to acquire an equity interest in the Company in pursuit of specified investment objectives established by the investors in the Funds.

                 The DDJ Affiliates may continue to have the Funds purchase Shares subject to a number of factors, including, among others, the availability of Shares for sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Funds.

                 DDJ and the DDJ Affiliates each intends to review continuously the equity position of the Funds in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, the DDJ Affiliates may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

                 Neither DDJ nor any of the DDJ Affiliates has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets of or involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or bylaws, (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act, or (vi) any similar action.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

                 (a) DDJ beneficially owns, through the DDJ Affiliates, as general partners and investment managers of the Funds 1,231,200 Shares, or approximately 6.12% of the outstanding Shares of the Company. Neither DDJ, nor any of the DDJ Affiliates nor, to the best knowledge of DDJ, any of the persons named in Schedule A hereto, beneficially owns any other Shares.

                 (b) DDJ, through its control of the DDJ Affiliates, and each of the Funds each has sole power to vote and to dispose of the Shares.

                 (c) Except as set forth in Schedule B, neither DDJ, or any of the DDJ Affiliates, nor, to the best knowledge of DDJ, any of the persons named in Schedule A hereto has effected any transaction in Shares during the past sixty (60) days.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 Other than the margin agreements described in Item 3 above and except as described in the following paragraph, neither DDJ nor any of the DDJ Affiliates nor, to the best knowledge of DDJ, any of the persons named in Schedule A hereto has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company, including respecting voting or transfer of Company securities or joint venture, finder's fee or the like.

                 The Funds may from time to time own debt securities issued by the Company, and may from time to time purchase and/or sell such debt securities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                 Not Applicable.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  DDJ CAPITAL MANAGEMENT, LLC



DATE:  March 11, 1996             By:  /s/ Judy K. Mencher
                                       --------------------------------------
                                       Judy K. Mencher
                                       Authorized Member

                                   SCHEDULE A



         The name and present principal occupation or employment of each executive officer and member of DDJ Capital Management, LLC and each of the DDJ Affiliates are set forth below. The business address of each person is 141 Linden Street, Suite 4, Wellesley, MA 02181 and the address of the corporation or organization in which such employment is conducted is the same as each person's business address. All of the persons listed below are U.S. citizens.

                                           PRINCIPAL OCCUPATION
         NAME                                  OR EMPLOYMENT
         ----                              --------------------
Daniel G. Harmetz                          Principal of DDJ

David J. Breazzano                         Principal of DDJ

Judy K. Mencher                            Principal of DDJ

                                   SCHEDULE B



AMES DEPARTMENT STORES, INC.

         Set forth below is an itemization of all purchases and sales of Shares of Common Stock of since December 30, 1995. The transactions were made for cash in open market transactions or, prior to March 1, 1996, with other investment companies with the same or an investment adviser affiliated with FMR.

                       TYPE
                     (PURCHASE                                        AGGREGATE
DATE                 OR SALE)                   SHARES                  PRICE
----                 --------                   ------                 --------
3/05/96              Purchase                   21,000                $33,232.50
3/06/96              Purchase                   15,000                 25,294.50
3/07/96              Purchase                   12,000                 20,074.80
2/29/96              Purchase                   20,000                 29,404.00
3/05/96              Purchase                   41,500                 65,673.75
3/06/96              Purchase                   35,000                 59,020.50
3/07/96              Purchase                   23,000                 38,476.70